SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04017497

FEB 27 2004

3.25

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SEC FILE NUMBER
~~8-34687~~ 8-34883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue - One Greenbrook Corporate Center
(No. and Street)

Fairfield	New Jersey	07004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss — 973 - 882-9337
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northestern Securities, Inc., as of December 31, ,20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Exec. VP COO

Title

Notary Public

EILEEN T. LUNNEY
A Notary Public of New Jersey
My Commission Expires May 4, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

FINANCIAL NORTHEASTERN SECURITIES, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 30, 2004

FINANCIAL NORTHEASTERN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash and cash equivalents	$ 3,046,504
Receivables from clearing broker	114,241
Accounts receivable	659,071
Securities owned, at market	2,290,083
Property and equipment, net	368,850
Prepaid taxes	39,600
Other assets	132,377
	$ 6,650,726
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 555,103
Loan payable	60,167
Line of credit	232,609
Due to affiliate	560,095
Deferred taxes	88,443
Total liabilities	1,496,417
Liabilities subordinated to claims of general creditors	4,678,917
Commitments and contingencies	
Stockholder's equity	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Retained earnings	474,392
Total stockholder's equity	475,392
	$ 6,650,726

See accompanying notes to financial statements.

1. Nature of business

Financial Northeastern Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit. The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker.

At December 31, 2002 the Company was a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").

Effective April 1, 2003, certain members of management of the Company acquired 100% of its outstanding shares.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Securities Owned, at Market

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

Underwriting Revenues

Underwriting revenues are recorded in accordance with the terms of the underwriting agreements.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities owned

Details of securities owned at December 31, 2003 are as follows:

	Securities Owned
Certificates of deposit	$ 2,264,841
Equity securities	25,242
	$ 2,290,083

4. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Furniture and fixtures	$	97,498
Telephone equipment		155,653
Computer hardware		88,017
Vehicles		71,373
		412,541
Less accumulated depreciation and amortization		43,691
	$	368,850

5. Net capital requirement

The Company, as a member of the NASD is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $3,907,000, which is approximately $3,807,000 in excess of its minimum requirement of approximately $100,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

7. Loan payable

The loan is collateralized by certain transportation equipment and bears interest at 4.5%, payable in monthly installment payments of approximately $1,300 beginning November 2003 through June 2008.

Aggregate future required principal payments in the five years subsequent to December 31, 2003 are approximately as follows:

Year ending December 31,		
2004	$	12,000
2005		13,000
2006		14,000
2007		14,000
2008		7,000
	$	60,000

8. Line of credit

At December 31, 2003, the Company owed approximately $233,000 under a line of credit agreement. The Agreement allows the Company to borrow the lesser of $430,000 or the borrowing base, as defined in the agreement, which provides for interest at prime plus 1% and is collateralized by substantially all the assets of the Company. Interest is payable monthly and the line of credit expires in April 2004.

9. Liabilities subordinated to claims of general creditors

At December 31, 2003, the Company had subordinated loan agreements, which were in accordance with agreements approved by the NASD. The terms of the subordinated notes at December 31, 2003 are as follows:

Subordinated loan agreements mature on January 1, 2013 and bear interest at prime plus 2%, up to a maximum rate of 8% to be repaid in 27 quarterly payments commencing April 1, 2006	$ 4,474,756
Accrued interest on subordinated notes	204,161
	$ 4,678,917

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1200 percent of its net capital.

On April 1, 2003 as part of the stock transactions, the entire capital, additional paid in capital and retained earnings were distributed to the ING AIH in exchange for 100% of its stock in the Company. The Company then sold 100% of its stock to the current stockholders in exchange for approximately $4,475,000 in subordinated loans.

10. Income taxes

The provision for income taxes consists approximately of the following:

Current	
Federal	$ 337,000
State	115,000
	452,000
Deferred	
Federal	79,000
State	20,000
	99,000
	$ 551,000

10. Income taxes (continued)

The Company has recorded a deferred tax liability of approximately $88,000, primarily related to timing differences between tax and book depreciation.

11. Off-balance sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this agreement.

12. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13. Related party transactions

The Company is allocated expenses from an affiliate based on a ratio of sales per an administrative agreement.

Pursuant to lease agreements, the Company pays rent for office space to the Company's affiliate. Rent expense under these agreements for the year ended December 31, 2003 was approximately $352,000.

On December 29, 2003 the Company amended its office space lease. The terms under the new lease were extended to expire in 2013.

Aggregate future lease payments of office space to the Company's parent for the five years subsequent to December 31, 2003 are approximately as follows:

Year Ending December 31,		
2004	$	370,000
2005		264,000
2006		264,000
2007		264,000
2008		294,000
	$	1,456,000